                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. )1

                                 Gadzooks, Inc.
                                 --------------
                                (Name of Issuer)

                         Common Stock, $0.01 par value
                         -----------------------------
                         (Title of Class of Securities)

                                   362553 10 9
                                   -----------
                                 (CUSIP Number)

                             ADAM W. FINERMAN, ESQ.
               OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 11, 2005
                                ----------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 15 Pages)

--------
1           The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  SEE the NOTES).

----------------------                                      --------------------
CUSIP No. 362553 10 9                 13D                     Page 2 of 15 Pages
----------------------                                      --------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS(ENTITIES ONLY)

                                       COUCHMAN PARTNERS, L.P.
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
                WC
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                                  / /
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                     BRITISH VIRGIN ISLANDS
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   900,000
   OWNED BY
     EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8     SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                               900,000
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     900,000
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.8%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                      --------------------
CUSIP No. 362553 10 9                 13D                     Page 3 of 15 Pages
----------------------                                      --------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                       COUCHMAN CAPITAL LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
   NUMBER OF       7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                  900,000
   OWNED BY
     EACH
   REPORTING
  PERSON WITH  -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                              900,000
              ------------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     900,000
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.8%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                      --------------------
CUSIP No. 362553 10 9                 13D                     Page 4 of 15 Pages
----------------------                                      --------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                       JONATHAN COUCHMAN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
   NUMBER OF       7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                  900,000
   OWNED BY
     EACH
   REPORTING
  PERSON WITH  -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                              900,000
              ------------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     900,000
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.8%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                      --------------------
CUSIP No. 362553 10 9                 13D                     Page 5 of 15 Pages
----------------------                                      --------------------

                                EXPLANATORY NOTE

            On October 14, 2004, the Issuer entered into an Investment Agreement with Couchman  Partners,  L.P.  ("CP"),  Gryphon Master Fund,  L.P., GSSF Master
Fund, LP, Litespeed Master Fund, Ltd. (collectively,  the "Filing Persons"), and other  entities  to  backstop a rights  offering  to provide  the funding of the
Issuer's  Chapter  11  reorganization  plan and its exit from  bankruptcy.  As a result of the  relationship  among the Filing Persons with respect to the Issuer created by the  Investment  Agreement,  the Filing  Persons and certain of their affiliates  jointly  filed a  Schedule  13D with  the  Securities  and  Exchange
Commission  on October  25,  2004  reporting  their  collective  holdings of the
Issuer's  securities.   On  January  11,  2005,  the  Investment  Agreement  was
terminated  pursuant to a Letter  Agreement,  a copy of which is attached hereto and incorporated herein by reference,  effectively ending the relationship among the Filing Persons with respect to the Issuer.  Accordingly,  the Filing Persons are no  longer  deemed  a group  for  purposes  of  Section  13(d)(3)  and  Rule
13d-5(b)(1)  of  the  Securities  Exchange  Act  of  1934,  as  amended.  As the beneficial holders of more than 5% of the Common Stock of the Issuer, CP and its affiliates  will continue to file their own reports on Schedule 13D with respect to the Issuer.  This  statement  constitutes  CP's and its  affiliates'  initial filing on Schedule 13D with respect to the Issuer since the  disbandment  of the group.

Item 1.     Security and Issuer.
            -------------------

            This  statement  relates  to shares of the Common  Stock,  $0.01 par value (the "Shares"), of Gadzooks, Inc. (the "Issuer").  The principal executive offices of the Issuer are  located at 4121  International  Parkway,  Carrollton,
Texas 75007.

Item 2.     Identity and Background.
            -----------------------

            (a) This  statement  is jointly  filed by  Couchman  Partners,  L.P.
("CP"), Couchman Capital LLC ("CC"), and Jonathan Couchman (together with CP and
CC, the "Reporting  Persons").  Because Jonathan  Couchman is the sole member of the  Management  Board of CC,  which in turn is the  general  partner of CP, the
Reporting  Persons  may be  deemed,  pursuant  to Rule  13d-3 of the  Securities
Exchange Act of 1934, as amended (the "Act"), to be the beneficial owners of all
Shares of the Issuer  held by CP. The  Reporting  Persons  are filing this joint statement,  as they may be considered a "group"  under  Section  13(d)(3) of the
Act.  However,  neither the fact of this filing nor  anything  contained  herein shall be deemed to be an  admission by the  Reporting  Persons that such a group exists.

            (b) The principal  business address of CP is c/o Hedge Fund Services
(BVI)  Limited,  James Frett  Building,  PO Box 761,  Wickhams Cay 1, Road Town,
Tortola,  British Virgin Islands.  The principal  business address of CC and Mr.
Couchman is 800 Third Avenue, 31st Floor, New York, New York 10022.

            (c) The  principal  business of CP is investing in  securities.  The principal  business of CC is acting as the general  partner of CP. The principal occupation of Mr. Couchman is investing in securities.

----------------------                                      --------------------
CUSIP No. 362553 10 9                 13D                     Page 6 of 15 Pages
----------------------                                      --------------------

            (d) No  Reporting  Person  has,  during  the last five  years,  been convicted in a criminal  proceeding  (excluding  traffic  violations  or similar misdemeanors).

            (e) No Reporting Person has, during the last five years,  been party to a  civil  proceeding  of a  judicial  or  administrative  body  of  competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree  or final  order  enjoining  future  violations  of,  or  prohibiting  or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) CP is a British  Virgin  Islands  limited  partnership.  CC is a
Delaware limited liability company. Jonathan Couchman is a citizen of the United
States of America.

Item 3.     Source and Amount of Funds or Other Consideration.
            -------------------------------------------------

            The aggregate  purchase  price of the 900,000  Shares owned by CP is
$1,079,839.51  including  brokerage  commissions.  The  Shares  owned by CP were acquired with the working capital of CP.

Item 4.     Purpose of Transaction.
            ----------------------

            The  Reporting  Persons  purchased the Shares based on the Reporting
Persons'  belief that the Shares at current  market prices are  undervalued  and represent an attractive  investment  opportunity.  Depending upon overall market conditions,  other investment  opportunities available to the Reporting Persons, and the  availability  of Shares at  prices  that  would  make the  purchase  of additional  Shares  desirable,  the  Reporting  Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

            No  Reporting  Person has any present  plan or proposal  which would relate to or result in any of the matters set forth in  subparagraphs  (a) - (j)
of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion  of any of the  actions  discussed  above.  CP  intends to review its investment  in the Issuer on a  continuing  basis and may engage in  discussions with the Issuer's  official  committee of unsecured  creditors  and the Issuer's secured  creditors  concerning  the  Issuer's  bankruptcy  and its future  plans including the recently  announced auction process.  Depending on various factors including,  without  limitation,  the results of the auction process,  the price levels of the Shares,  conditions in the securities markets and general economic and industry conditions,  CP may in the future take such actions with respect to its  investment  in  the  Issuer  as it  deems  appropriate  including,  without limitation,  purchasing  additional  Shares,  selling some or all of its Shares, engaging in short selling of or any hedging or similar  transaction with respect to the Shares or  changing  its  intention  with  respect to any and all matters referred  to in Item 4. The  Reporting  Persons  may also  consider  alternative investments or  transactions in or with the Issuer or with holders of securities of the Issuer, including without limitation, the acquisition of the Issuer.

----------------------                                      --------------------
CUSIP No. 362553 10 9                 13D                     Page 7 of 15 Pages
----------------------                                      --------------------

Item 5.     Interest in Securities of the Issuer.
            ------------------------------------

            (a) The aggregate percentage of Shares reported owned by each person named  herein is based upon  9,147,024  Shares  outstanding,  which is the total number of Shares  outstanding as reported in the Issuer's  Annual Report on Form
10-K filed with the Securities and Exchange Commission on May 17, 2004.

            As of the close of  business on January 28,  2005,  CP  beneficially owned 900,000 Shares, constituting approximately 9.8% of the Shares outstanding.
As the general partner of CP, CC may be deemed to  beneficially  own the 900,000
Shares owned by CP,  constituting  approximately 9.8% of the Shares outstanding.
As the sole member of the  Management  Board of CC, which in turn is the general partner of CP, Mr. Couchman may be deemed to beneficially own the 900,000 Shares owned by CP,  constituting  approximately  9.8% of the Shares  outstanding.  Mr.
Couchman  has sole  voting and  dispositive  power with  respect to the  900,000
Shares  owned by CP by  virtue  of his  authority  to vote and  dispose  of such
Shares.

            (b) By virtue of his positions with CP and CC, Mr.  Couchman has the sole power to vote and dispose of the Shares reported in this Schedule 13D.

            (c) There  were no  transactions  by the  Reporting  Persons  in the
Shares during the past 60 days.

            (d) No person other than the Reporting  Persons is known to have the right to  receive,  or the power to direct the  receipt of  dividends  from,  or proceeds from the sale of, the Shares.

            (e) Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships
            With Respect to Securities of the Issuer.
            --------------------------------------------------------

            CP is a participant in the loan made to the Issuer  pursuant to that certain  Debtor-in-Possession  Loan and Security Agreement,  dated as of October
29,  2004,  between  Gryphon  Master Fund,  L.P.  and the Issuer.  Other than as described  herein,  there  are no  contracts,  arrangements,  understandings  or relationships  among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.     Material to be Filed as Exhibits.
            --------------------------------

            1.   Joint Filing  Agreement by and among Couchman  Partners,  L.P.,
                 Couchman Capital LLC and Jonathan  Couchman,  dated January 28,
                 2005.

            2.   Letter Agreement dated January 11, 2005 terminating  Investment
                 Agreement dated October 14, 2004.

----------------------                                      --------------------
CUSIP No. 362553 10 9                 13D                     Page 8 of 15 Pages
----------------------                                      --------------------

                                   SIGNATURES
                                   ----------

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 28, 2005               COUCHMAN PARTNERS, L.P.

                                      By: Couchman Capital LLC
                                          General Partner

                                      By: /s/ Jonathan Couchman
                                          -------------------------
                                          Jonathan Couchman
                                          Member of Management Board

                                      COUCHMAN CAPITAL LLC

                                      By: /s/ Jonathan Couchman
                                          -------------------------
                                          Jonathan Couchman
                                          Member of Management Board

                                      /s/ Jonathan Couchman
                                      ------------------------------
                                      JONATHAN COUCHMAN

----------------------                                      --------------------
CUSIP No. 362553 10 9                 13D                     Page 9 of 15 Pages
----------------------                                      --------------------

                                  EXHIBIT INDEX
                                  -------------

      Exhibit                                                          Page
      -------                                                          ----

1.    Joint  Filing  Agreement  by and among  Couchman  Partners,       10
      L.P.,  Couchman  Capital LLC and Jonathan  Couchman,  dated
      January 28, 2005.

2.    Letter   Agreement  dated  January  11,  2005   terminating     11 to 15
      Investment Agreement dated October 14, 2004.

----------------------                                      --------------------
CUSIP No. 362553 10 9                 13D                    Page 10 of 15 Pages
----------------------                                      --------------------

                             JOINT FILING AGREEMENT
                             ----------------------

            In  accordance  with  Rule  13d-1(k)(1)(iii)  under  the  Securities
Exchange  Act of 1934,  as amended,  the persons  named below agree to the joint filing on behalf of each of them of a Statement  on Schedule  13D dated  January
28, 2005  (including  amendments  thereto)  with  respect to the Common Stock of
Gadzooks,  Inc. This Joint Filing Agreement shall be filed as an Exhibit to such
Statement.

Dated: January 28, 2005               COUCHMAN PARTNERS, L.P.

                                      By: Couchman Capital LLC
                                          General Partner

                                      By: /s/ Jonathan Couchman
                                          -------------------------
                                          Jonathan Couchman
                                          Member of Management Board

                                      COUCHMAN CAPITAL LLC

                                      By: /s/ Jonathan Couchman
                                          -------------------------
                                          Jonathan Couchman
                                          Member of Management Board

                                      /s/ Jonathan Couchman
                                      ------------------------------
                                      JONATHAN COUCHMAN

----------------------                                      --------------------
CUSIP No. 362553 10 9                 13D                    Page 11 of 15 Pages
----------------------                                      --------------------

                              [GADZOOKS LETTERHEAD]

                                                                January 11, 2005

VIA FACSIMILE AND EMAIL

To the Purchasers on the Attached Distribution List

            Re: Termination under Investment Agreement

Dear Purchasers:

            Reference is made to the  Investment  Agreement  dated as of October
14, 2004 by and between Gadzooks,  Inc. and each of the several Purchasers named in  schedule I thereto  (the  "Investment  Agreement").  Capitalized  terms used herein shall have the meanings provided in the Investment Agreement.

            Pursuant to Section 8.01(a) of the Investment Agreement, the Company
and the Purchasers agree that the Investment Agreement is hereby terminated. The effect of the valid termination of the Investment Agreement will be as set forth in Section 8.03 thereof;  including the Purchasers  right for  reimbursement  of professional fees and expenses pursuant to Section 10.03.

            Please  indicate your  agreement  with the foregoing by signing this letter in the respective  places  indicated below and returning your signed copy to  Chuck  Gibbs at Akin  Gump Strauss  Hauer  & Feld  LLP by  facsimile  at
214-969-4343.

                                    Very truly yours,

                                    /s/ Gerald R. Szczepanski
                                    -------------------------
                                    Gadzooks, Inc
                                    Gerald R. Szczepanski
                                    Chairman and CEO

----------------------                                      --------------------
CUSIP No. 362553 10 9                 13D                    Page 12 of 15 Pages
----------------------                                      --------------------

Purchasers
January 11, 2005

Cc:         Charles Gibbs
            William Finkelstein
            Gadzooks Board of Directors

ACCEPTED AND AGREED:

GRYPHON MASTER FUND, L.P

By:         Gryphon Partners, L.P.,
            its General Partner

By:         Gryphon Management Partners,
            L.P., its General Partner

By:         Gryphon Advisors, L.L.C.,
            its General Partner

By:         /s/ Warren W. Garden
            --------------------
Name:       Warren W. Garden
Title:      Authorized Agent

GSSF MASTER FUND, LP

By:         Gryphon Special Situations Fund, LP,
            its General Partner

By:         GSSF Management Partners, LP,
            its General Partner

By:         GSSF, LLC, its General Partner

By:         /s/ Warren W. Garden
            ------------------------
Name:       Warren W. Garden
Title:      Authorized Agent

PISCES CAPITAL MANAGEMENT LLC
On behalf of its affiliates and accounts

By:         /s/ Joshua Fischer
            ------------------
Name:       Joshua Fischer
Title:      Managing Member

----------------------                                      --------------------
CUSIP No. 362553 10 9                 13D                    Page 13 of 15 Pages
----------------------                                      --------------------

Purchasers
January 11, 2005

COUCHMAN PARTNERS, L.P.

By: COUCHMAN CAPITAL LLC,
Its General Partner

By:         /s/ Jonathan Couchman
            ---------------------
Name:       Jonathan Couchman
Title:      Managing Member

MELLON HBV CAPITAL PARTNERS, L.P.

By:         /s/ Peter Cecchone
            -------------------
Name:       Peter Cecchone
Title:      Managing Director

WS VENTURES MANAGEMENT, L.P.
as General Partner and/or agent and
attorney-in-fact for WS Opportunity Fund, L.P.
WS Opportunity Fund (QP), L.P., and
WS Opportunity Fund International, Ltd.

By: WSV Management, LLC,
General Partner

By:         /s/ Patrick P. Walker
            ---------------------
Name:       Patrick P. Walker
Title:      Member

----------------------                                      --------------------
CUSIP No. 362553 10 9                 13D                    Page 14 of 15 Pages
----------------------                                      --------------------

Purchasers
January 11, 2005

WS CAPITAL MANAGEMENT, L.P.,
as General Partner and/or agent and
attorney-in-fact for Walker
Smith Capital, L.P.,
Walker Smith Capital (QP), L.P.,
Walker Smith International Fund, Ltd.

By: WS Capital, LLC, General Partner

By:         /s/ G. Stacy Smith
            ------------------
Name:       G. Stacy Smith
Title:      Member

DISTRESSED RECOVERY MASTER FUND, LTD.

By:         /s/ Peter Checcone
            ------------------
Name:       Peter Checcone
Title:      Managing Director

LITESPEED MASTER FUND, LTD.

By:         Gryphon Master Fund, Ltd.,
            As Proxy
By:         Gryphon Partners, L.P.,
            its General Partner
By:         Gryphon Management Partners,
            L.P., its General Partner
By:         Gryphon Advisors, L.L.C.,
            its General Partner

By:         /s/ Warren W. Garden
            --------------------
Name:       Warren W. Garden
Title:      Authorized Agent

----------------------                                      --------------------
CUSIP No. 362553 10 9                 13D                    Page 15 of 15 Pages
----------------------                                      --------------------

                                Distribution List

William B. Finkelstein                          Gryphon Master Fund, L.P.
Wughes & Luce, LLP                          Attn: Warren W. Garden
H717 Main Street, Suite 2800                    100 Crescent Court, Suite 490
Dallas, TX 75201                                Dallas, TX 75201

GSSF Master Fund, LP                            Pisces Capital Management LLC
Attn: Warren W. Garden                          950 Third Ave., 29th Floor
100 Crescent Court, Suite 490                   Pew York, NY 10022
Dallas, TX 75201

Couchman Partners, L.P.                         Mellon HBV Capital Partners, LP
Attn: Jonathan Couchman                         200 Park Ave., Suite 3300
800 Third Ave., 31st Floor                      Mew York, NY 10166
New York, NY 10022

Distressed Recovery Funds, LP                   WS Ventures Management, L.P.
200 Park Ave., Suite 3300                       Attn: Patrick P. Walker
New York, NY 10166                              300 Crescent Court, Suite 880
                                                Dallas, TX 75201

WS Capital Management, L.P.                     Litespeed Master Fund, Ltd.
Attn: Patrick P. Walker                         Attn: Jamie Zimmerman
300 Crescent Court, Suite 880                   237 Park Ave., Suite 900
Dallas, TX 75201                                New York, NY 10017